GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 1995



NOTE 1 - CAPITAL STOCK AND RETAINED EARNINGS

       In March, 1995, authorized Class A Common Stock was increased from 16,000,000 shares to 32,000,000 shares and Class B Common Stock from 8,640,000 shares to 17,280,000 shares. At the same time, all issued shares were split two-for-one.

       Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent a share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A Common Stock to 1-1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four quarterly cumulative dividends upon the Class A Common stock are in default. There is no cumulative voting. The Company has acquired 14,345,995 shares of Class A and Class B Common Stock for treasury at a cost of $40,775,296 which was appropriately charged against earnings retained for use in the business. Included in the above are 106,555 shares of Class B Common Stock acquired in fiscal 1995 for $2,646,000.

NOTE 2 - DIVIDENDS PER SHARE

       The following dividends per share were paid during the period indicated, adjusted for two-for-one stock split:
                                 Three Months Ended     Nine Months Ended
                                     July 31,               July 31,
                                 1995          1994     1995          1994
    Class A Common Stock         $.06          $.04     $.34          $.26
    Class B Common Stock         $.09          $.06     $.50          $.38

NOTE 3 - CALCULATION OF NET INCOME PER SHARE

       Net income per share was calculated using the following number of shares for the periods presented:
                                Three Months Ended       Nine Months Ended
                                    July 31,                 July 31,

    Class A Common Stock        10,873,172 shares        10,873,172 shares
    Class B Common Stock        13,215,106 shares        13,268,883 shares

NOTE 4 - INVENTORIES

       Inventories are comprised principally of raw materials.

NOTE 5 - STOCK OPTIONS

       During fiscal 1995, the Company adopted an Incentive Stock Option Plan (the Plan) which provides the granting of incentive stock options to key employees and non-statutory options for non-employees. The aggregate number of the Company's Class A Common Stock which options may be granted shall not exceed 1,000,000 shares. Under the terms of the Plan, options are granted at exercise prices equal to the market value on the date the options are granted and become exercisable after two years from the date of grant.

       In the current year, 155,000 incentive stock options and 10,000 non-statutory options have been granted with option prices of $26.19 and $23.75, respectively.


MANAGEMENT'S DISCUSSION AND ANALYSIS


Results of Operations

       Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the 9-month periods ended July 31, 1995 and July 31, 1994.

       Net sales increased 29% during the current period compared to the previous period. This increase was principally the result of increases in the containerboard segment, which was significantly affected by increased sales prices resulting from shortages in containerboard and related products. In addition, the shipping containers segment contributed to the increase due to an increase in unit sales and higher sales prices resulting from the increase in cost of the Company's raw materials.

       The gain on sales of timber and timber properties increased due to the sale of timber properties to the U.S. Forest Service and more salvage timber sales. Also, the sales prices for timber were higher as compared to the previous period.

       The cost of products sold as a percentage of sales decreased from 84% in 1994 to 77% in 1995. This decrease was largely the result of a higher percent of the net sales being comprised of the containerboard and related products segment, which has a higher gross profit margin than the Company's other segment. This decrease was partially offset by an increase in the cost of the Company's raw materials.

               Inventories are higher at July 31, 1995 compared to October 31, 1994. This increase is to support the higher volume of sales that the Company is experiencing this year. In addition, the higher cost of raw materials contributed to this increase in inventories.

Liquidity and Capital Resources

       As indicated in the Consolidated Balance Sheets, elsewhere in this report and discussed in greater detail in the 1994 Annual Report to Shareholders, the Company is dedicated to maintaining a strong financial position. It is our belief that this dedication is extremely important during all economic times.

       As discussed in the 1994 Annual Report, the Company is subject to the economic conditions of its customers. During this period, the Company has been able to utilize its developed financial position to meet its continued business needs.

       The current ratio as of July 31, 1995 is an indication of the continuation of the Company's strong liquidity.

       Long term obligations are lower at July 31, 1995 compared to October 31, 1994 due to pre-payment of long term debt. The decrease caused by this pre-payment was partially offset by additional long term debt which was incurred to build a manufacturing plant in Michigan.

       In May 1995, a subsidiary company approved a $35 million mill modernization program at Riverville, Virginia. In addition, the Company has outstanding purchase commitments, primarily for equipment, of approximately $21 million. Self-financing and low interest rate borrowing have been the primary source for financing such capital expenditures.

       Capital expenditures were approximately $31 million during the nine months ended July 31, 1995. These capital expenditures were principally needed to replace and improve equipment and build a manufacturing plant in Michigan which will be completed in 1995. Construction in progress increased since year-end primarily due to capital expenditures for the plant in Michigan and the mill modernization in Virginia.



PART II.  OTHER INFORMATION


ITEM 1.  LEGAL PROCEEDINGS

       There are no material pending legal proceedings.

       As disclosed in the 1994 Form 10-K and further described in the Form 10-Q for the quarter ended April 30, 1995, there is a pollution situation at the Company's plant in Winfield, Kansas. No additional activity has been included in the results of operations for the quarter ended July 31, 1995.


ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

       (a.) Exhibits

            None.

       (b.) Reports on Form 8-K

            No events occurred requiring Form 8-K to be filed.


                                        OTHER COMMENTS

       The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheet as of July 31, 1995, the consolidated statement of income for the 9-month periods ended July 31, 1995 and 1994, and the consolidated statement of cash flows for the 9-month periods then ended.
These financial statements are unaudited; however, at year-end an audit will be made for the fiscal year by independent certified public accountants.


                                          SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  Greif Bros. Corporation

                                                        (Registrant)



Date          September 11, 1995                       John K. Dieker
                                                         Controller